# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gold Reserve Ltd., CIK 0001072725
CUSIP: 38068N108
Title of class of securities: Class A common shares, no par value per share
Address of issuer's principal executive offices: ROSEBANK CENTRE, 5TH FLOOR, 11 BERMUDIANA ROAD, PEMBROKE, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 03/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001140361-21-040853
Filed by CIK 0001516478
Persons authorized to receive notices and communications: ERIC SHAHINIAN, CAMAC PARTNERS, LLC, 350 PARK AVENUE, 13TH FLOOR, NEW YORK, New York (NY), 10022, 914-629-8496

## Reporting persons
- Camac Partners, LLC (CIK 0001867496): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,105,283; sole dispositive power 0; shared dispositive power 20,105,283; aggregate amount beneficially owned 20,105,283 (17.8% of the class)
- Camac Capital, LLC (CIK 0001867498): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,105,283; sole dispositive power 0; shared dispositive power 20,105,283; aggregate amount beneficially owned 20,105,283 (17.8% of the class)
- Camac Fund, LP (CIK 0001516478): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,589,030; sole dispositive power 0; shared dispositive power 10,589,030; aggregate amount beneficially owned 10,589,030 (9.4% of the class)
- Camac Fund II, LP (CIK 0001616547): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,516,253; sole dispositive power 0; shared dispositive power 9,516,253; aggregate amount beneficially owned 9,516,253 (8.4% of the class)
- Eric Shahinian (CIK 0001790877): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,105,283; sole dispositive power 0; shared dispositive power 20,105,283; aggregate amount beneficially owned 20,105,283 (17.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, no par value per share
Name of issuer: Gold Reserve Ltd.
Address of issuer's principal executive offices: ROSEBANK CENTRE, 5TH FLOOR, 11 BERMUDIANA ROAD, PEMBROKE, Bermuda (D0), HM 08
Comment: This Amendment No. 11 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 8, 2021 (the "Schedule 13D") as amended on June 9, 2022, August 15, 2022, October 25, 2022, November 8, 2022, July 27, 2023, December 18, 2023, January 17th, 2024, February 27, 2024, May 7th, 2024 and October 2, 2024 by the Reporting Persons with respect to the Class A common shares, no par value per share (the "Shares") of Gold Reserve Ltd. (the "Issuer" or the "Company"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the "Statement" will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Camac Fund and Camac Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 10,589,030 Shares beneficially owned by Camac Fund is approximately $19,655,584, including brokerage commissions. The aggregate purchase price of the 9,516,253 Shares beneficially owned by Camac Fund II is approximately $19,112,619 including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is upon the 113,037,414 Shares outstanding as of September 30, 2024, as reported by the Company on its Form 6-K filed with the Securities and Exchange Commission (the "SEC") on November 27, 2024.

As of the date hereof, Camac Fund beneficially owned 10,589,030 Shares, constituting approximately 9.4% of the Shares outstanding.
As of the date hereof, Camac Fund II beneficially owned 9,516,253 Shares, constituting approximately 8.4% of the Shares outstanding.

Camac Partners, as investment manager of Camac Fund and Camac Fund II, may be deemed to beneficially own the 20,105,283 Shares owned in the aggregate by Camac Fund and Camac Fund II, constituting approximately 17.8% of the Shares outstanding. Camac Capital, as the managing member of Camac Partners and the general partner of Camac Fund and Camac Fund II, may be deemed to beneficially own the 20,105,283 Shares owned in the aggregate by Camac Fund and Camac Fund II, constituting approximately 17.8% of the Shares outstanding. Mr. Shahinian, as the manager of Camac Capital, may be deemed to beneficially own the 20,105,283 Shares owned in the aggregate by Camac Fund and Camac Fund II, constituting approximately 17.8% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
By virtue of their respective positions with Camac Fund, each of Camac Partners, Camac Capital, and Mr. Shahinian may be deemed to have shared power to vote and dispose of the Shares reported owned by Camac Fund.

By virtue of their respective positions with Camac Fund II, each of Camac Partners, Camac Capital, and Mr. Shahinian may be deemed to have shared power to vote and dispose of the Shares reported owned by Camac Fund II.
Transactions in the class effected during the past sixty days: Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Camac Partners, LLC: /s/ Camac Capital, LLC,, its Managing Member (03/25/2025)
- Camac Partners, LLC: /s/ Eric Shahinian, Eric Shahinian Manager (03/25/2025)
- Camac Capital, LLC: /s/ Eric Shahinian, Eric Shahinian Manager (03/25/2025)
- Camac Fund, LP: /s/ Camac Capital, LLC, its general partner (03/25/2025)
- Camac Fund, LP: /s/ Eric Shahinian, Eric Shahinian Manager (03/25/2025)
- Camac Fund II, LP: /s/ Camac Capital, LLC, its general partner (03/25/2025)
- Camac Fund II, LP: /s/ Eric Shahinian, Eric Shahinian Manager (03/25/2025)
- Eric Shahinian: /s/ Eric Shahinian, Eric Shahinian (03/25/2025)